NEWS RELEASE

BPO PROPERTIES PROPOSES TO CONVERT
TO PRE-EMINENT CANADIAN OFFICE REIT

$100 Million Special Distribution, Dividend to Double, Brookfield Place to be Acquired

TORONTO, February 26, 2010 – Brookfield Properties Corporation (NYSE, TSX: BPO) and its Canadian-based subsidiary BPO Properties Ltd. (TSX: BPP) today announced a proposal to create Canada’s pre-eminent office real estate investment trust (REIT). Upon conversion, the new REIT, to be named Brookfield Office Properties Canada, will acquire BPP’s directly owned office assets in Toronto, Calgary and Vancouver and will also acquire Brookfield Properties’ interest in Brookfield Place, widely regarded as the top commercial complex in Canada.

If approved by BPP shareholders, upon closing of the transaction, it is expected that Brookfield Office Properties Canada will pay a special distribution of $1.02 per unit to unitholders and will also begin to pay monthly distributions of $0.0667 per unit (being $0.80 per unit on an annualized basis), double BPP’s current quarterly dividend of $0.10 per common share.

The board of directors of BPP unanimously recommends that shareholders approve the reorganization. The board of directors of BPP believes that creating the REIT will enhance shareholder value by broadening the investor base to retail and institutional investors and making the entity more suitable for income investors.

Brookfield Properties believes that this reorganization will create an opportunity for BPP’s assets to be more fairly valued in the public markets. In the future, and subject to valuation and market conditions, Brookfield Properties may consider reducing its interest in the REIT to enhance market liquidity of the REIT.

As part of the transaction, the REIT will acquire the Bay Wellington Tower office building and Brookfield Properties’ interest in adjacent retail and parking facilities at Brookfield Place in Toronto, adding 1.8 million square feet of premier space to the Brookfield Office Properties Canada portfolio. The purchase price will be paid to Brookfield Properties by the assumption of debt and in units of the new REIT valued at approximately $20.90 per unit.

If approved by the Toronto Stock Exchange (TSX), the new REIT, Brookfield Office Properties Canada, will commence listing on the TSX immediately following closing of the transaction. Holders of BPP common shares will receive one unit of Brookfield Office Properties Canada for each common share held of BPP. Upon closing of the transaction, BPP’s common shares will be delisted from the TSX and all of its common equity will be owned by Brookfield Properties. Select assets of BPP, including the Canadian Office Fund and certain development properties, as well as certain assets which are not permitted to be owned by Brookfield Office Properties Canada, will be retained by Brookfield Properties. No changes will be made to the terms of BPP’s preferred shares.

If approved, upon closing of the transaction, Brookfield Office Properties Canada will own a portfolio of 19 premier office properties totaling approximately 14.4 million square feet in Toronto, Calgary and Vancouver with a fair value of approximately $3.7 billion, property specific debt of approximately $1.7 billion and an equity capitalization of approximately $2 billion. Brookfield Office Properties Canada is expected to earn approximately $118 million in funds from operations available to unitholders, representing approximately 1% commercial property net operating income growth, on an annualized basis in 2010, or $1.20 per unit. Upon closing of the transaction, there will be approximately 98 million units outstanding on a fully diluted basis.

Brookfield Properties will continue to provide asset and property management services for this portfolio to Brookfield Office Properties Canada under new arrangements which have been set at market terms. The board of directors of BPP believes that this will provide Brookfield Office Properties Canada with a unique competitive advantage because of the ability to draw upon Brookfield Properties’ senior management team and other individuals and relationships from its global affiliates in providing such services.

Independent Committee

The board of directors of BPP appointed a committee of independent directors to consider the proposed transaction. The independent committee retained Macquarie Capital Markets Canada Ltd. (“Macquarie”) as its financial advisor with respect to the transaction and to prepare formal valuations of certain elements of the proposed transaction, including the common and non-voting equity shares of BPP, the units of Brookfield Office Properties Canada and the interest in Brookfield Place being acquired by Brookfield Office Properties Canada. The independent committee received an opinion from Macquarie that the transaction is fair, from a financial point of view, to shareholders of BPP other than Brookfield Properties and its affiliates. The board of directors, on the unanimous recommendation of the independent committee, has determined that the proposed transaction is in the best interests of BPP and is unanimously recommending that shareholders vote in favour of the transaction at the meeting.

Approval Process

The transaction will be effected by way of a plan of arrangement under the Canada Business Corporations Act. It requires the approval of at least two-thirds of the votes cast by all shareholders as well as the approval of a simple majority of the votes cast by common shareholders other than Brookfield Properties and its affiliates. The transaction must also be approved by the Ontario Superior Court of Justice.

The transaction is also conditional upon receipt of all necessary regulatory, TSX and third party consents and approvals.

Brookfield Properties has advised BPP that Brookfield Properties and its affiliates intend to vote all of their shares of BPP in favour of the transaction.

If approved, on closing of the transaction, Brookfield Properties and its affiliates, which currently hold approximately 89.7% of BPP’s common equity, will hold in aggregate an equity interest in Brookfield Office Properties Canada of approximately 91%, including the consideration Brookfield Properties is receiving for the sale of Brookfield Place, net of the impact of retaining certain assets and preferred shares which are not being transferred to Brookfield Office Properties Canada.

March 1 Conference Call

Analysts, investors and other interested parties are invited to participate in a live conference call and webcast on March 1, 2010 at 4:30 p.m. (E.T.) to discuss the proposed transaction with members of senior management.  To participate in the conference call, please dial 866.238.1640, pass code 1434853 five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.bpoproperties.com. A replay of this call can be accessed through April 14, 2010 by dialing 888.266.2081, pass code 1434853. A replay of the webcast will be available at www.bpoproperties.com for one year.

Information Circular

An information circular describing the transaction is anticipated to be mailed to shareholders in mid March and will be available on BPP’s website and at www.sedar.com. In addition, a meeting of shareholders to consider the transaction is expected to take place on April 9, 2010.  If shareholders approve the transaction at the meeting, and the requisite court approval is obtained, it is anticipated that the transaction will be completed on or about April 14, 2010.

Supplemental Information

A slide presentation containing supplemental information on the proposed transactions and REIT conversion is available on the Investor Relations page of www.bpoproperties.com under “Supplemental Information.”

Net Operating Income and FFO

This press release and accompanying supplemental information make reference to net operating income and funds from operations ("FFO") on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration, depreciation, amortization and income tax expenses. FFO is defined as net income prior to extraordinary items, one-time transaction costs, future income taxes, certain other non-cash items and depreciation and amortization. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a relevant measure to analyze real estate, as commercial properties generally appreciate rather than depreciate.  The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure.  Net operating income and FFO are both non-GAAP measures which do not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies. The supplemental information includes a reconciliation of BOPC’s expected 2010 FFO to net income.

Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of applicable securities legislation, including statements about Brookfield Properties’ and BPP’s beliefs and expectations relating to the proposed transaction, benefits that are expected to be realized as a result of the transaction and Brookfield Office Properties Canada’s property portfolio, management arrangements, anticipated distributions and expected funds from operations in 2010. There can be no assurance that the proposed transaction will be consummated or that the anticipated benefits will be realized. The proposed transaction is subject to various approvals and consents and there can be no assurance that any such approvals or consents will be obtained. Although Brookfield Properties and BPP believe that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.  Accordingly, the companies cannot give any assurance that their expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include but are not limited to, general economic conditions; local real estate conditions; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on accounting policies and on period-to-period comparisons of financial results, including changes in accounting policies to be adopted under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS); and other risks and factors described from time to time in the documents filed by the companies with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties (BPO Properties) – Company and Real Estate Industry Risks” and in the companies’ annual report under the heading “Management’s Discussion and Analysis.” The companies undertake no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Brookfield Properties Profile

Brookfield Properties owns, develops and manages premier office properties. Its current portfolio is comprised of interests in 110 properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa, making it one of the largest owners of commercial real estate in North America. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.

BPO Properties Profile

BPO Properties Ltd., 90% owned by Brookfield Properties Corporation, is a Canadian company that invests in real estate, focusing on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of interests in commercial properties totaling 18.1 million square feet. BPP’s common shares trade on the TSX under the symbol BPP. For more information, visit www.bpoproperties.com.

Contact

Investor relations and media inquiries should be directed to Melissa Coley, Vice President, Investor Relations and Communications at (416) 359-8593. Inquiries regarding financial results should be directed to Bryan Davis, Senior Vice President and Chief Financial Officer, at (416) 359-8612.

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